Exhibit 10.7

February 20, 2007

James Muller M.D.

Dear Jim,

It is my pleasure to offer you this employment agreement for your continued service as President, CEO and Chief Medical Officer of InfraReDx, Inc. (the “Company” or “InfraReDx”). The InfraReDx team is very impressed with the service you have provided in these roles and believes that you will be able to make significant contributions to the Company’s future. On behalf of InfraReDx, I set forth below the terms of your continued employment:

Serving in the capacity of President, CEO and Chief Medical Officer, you will perform such duties as are normally associated with these positions and such other duties as may from time to time be assigned to you by the Board. You will report to the Board of Directors. The Board reserves the right to modify your title, duties and responsibilities, at any time, subject to other terms and conditions stated herein. The starting date for this agreement for payroll purposes is September 6, 2006, the date of the Board meeting at which the Board approved the offer of these terms.

Salary: Your initial salary will be $29,166.67 per month (an annualized rate of $350,000 per year) to be paid in accordance with the Company’s normal payroll practices and subject to applicable withholdings and deductions as required by law.

Annual Incentive Bonus: You will be eligible for an annual incentive bonus starting for the calendar year ended December 31, 2007 of up to approximately 35% of your base salary. The target bonus will be based upon both your individual performance and the Company’s performance, with 60% of any bonus being payable based upon your individual performance and 40% of any bonus being based upon the Company’s performance. Your individual performance will be largely based upon the attainment of certain individual goals or milestones to be prepared by you and the Chairman of the Board, subject to the final approval of the Compensation Committee and the Board, of Directors in its sole discretion. The determination of whether and to what extent you will receive an annual incentive bonus will be determined by the Compensation Committee subject to final approval by the Company’s Board of Directors, in its sole discretion. Except as otherwise determined by the Board of Directors, in its sole discretion, you will not be entitled to any annual incentive bonus in respect of a given year if your employment is terminated prior to the last day of such year. Any annual incentive bonus that you are paid will be paid in accordance with the Company’s normal payroll practices and subject to applicable withholdings and deductions as required by law.

Option Grant: On September 6, 2006, the Board of Directors of the Company granted to you an option under the Company’s Amended and Restated 1999 Stock Option and Incentive Plan (the “Plan”) entitling you to purchase 1.4 million shares of the Company’s Common Stock (as adjusted for stock splits, dividends and the like after the date hereof), subject to the terms and conditions of the Company’s standard option agreement (the “Award”). The per share exercise price of the Award was $0.12 per share (as adjusted for stock splits, dividends and the like after the date of grant), which was determined by the Company’s Board of Directors to be the fair market value of one share of the Company’s Common Stock as of the date of grant of the Award. The options subject to the Award were unvested on the date of grant and will vest with respect to 25% of the total options subject to the Award on September 6, 2007, and at a rate of 2.08333% of the total options subject to the Award on the first day of each month thereafter until the Award is fully vested.

You may be eligible to receive additional equity compensation from time to time, as determined by the Board of Directors. The vesting applicable to any such additional equity compensation would be determined by the Board of Directors at the time of grant, including any vesting acceleration provisions that may apply to such equity compensation.

Benefit Programs: As a full-time employee, you may participate in any and all benefit programs that the Company establishes and makes available to its full-time employees provided you are eligible under (and subject to all provision of) the plan documents governing those programs. The Company reserves the right to change, alter or terminate any benefit plan in its sole discretion. In addition, you will also be eligible to accrue up to a maximum of four weeks of paid time off per year, which includes vacation, sick and personal leave, which shall accrue and be administered in accordance with Company policy. With the permission of the Board, you may be authorized additional time off without pay as may be mutually agreeable to you and the Company.

Severance: In the event that your employment is terminated by the Company without “Cause” (as defined below) or by you for “Good Reason” (as defined below), then, in addition to paying you through the date of such termination, subject to your execution and non-revocation of a general release in a form mutually acceptable to you and the Company (the “Release”), the Company shall (i) pay you compensation equal to 12 months of your base salary as of the date of termination (the “Separation Date”), payable over a six month period in accordance with the Company’s normal payroll practices and subject to applicable withholdings and deductions as required by law (the “Severance Pay”), and (ii) to the extent you are participating in the Company’s group health insurance plan on your Separation Date, and you comply with the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) with respect to benefits continuation, the Company will pay the portion of your COBRA premiums that the Company was paying as of your Separation Date for a period of twelve (12) months following the Separation Date (the “Severance Benefits”).

In the event that your employment is terminated by the Company without “Cause” or by you for “Good Reason” within twelve months after the consummation of an Acquisition (as defined in the Company’s Certificate of Incorporation, in effect on the date hereof) (such period, the “Post- Acquisition Period”), then, in addition to paying you through the date of such termination, subject to your execution and non-revocation of a Release, (i) the Company shall provide you with the Severance Pay and Severance Benefits described above; and (ii) all of the options subject to the Award shall become immediately vested. The provisions of this paragraph shall supersede the provisions set forth in the last sentence of Section 7(e)(i)(A) of the Plan with respect to the Award.

Your eligibility to receive benefits pursuant to this paragraph is further conditioned upon your (i) return of all Company property, (ii) compliance with his post-termination obligations under this Agreement, and (iii) compliance with the Release including without limitation any non-disparagement and confidentiality provisions contained therein.

Notwithstanding the foregoing, if any of the payments to be made in accordance with the preceding two paragraphs would otherwise be due and payable after March 15 of the calendar year following the year of such termination, then all of such payments shall automatically be accelerated such that they are due and payable on March 15 of the calendar year following the year of such termination.

Notwithstanding the above, the initial severance payment in the case of a termination for Good Reason shall be delayed for a period of six (6) months (with a catch-up payment equal to the sum of all installments that have been delayed to be made as of the date of the initial payment) after the date of such termination if you are determined to be a “specified employee” within the meaning of Section 409A(a)(2)(B) of the Code and such delay is required to avoid the imposition of the tax set forth in Section 409A(a)(l) of the Code. In any circumstance involving the payment of severance upon a termination for Good Reason, it shall not be possible for the parties to accelerate or further defer the dates of any such payments other than as specified under the payment schedule above to the extent Section 409A is applicable.

If the value of any payment to be made hereunder, when combined with any other payment or benefit that you receive pursuant to a change in control or the termination of his employment with the Company (collectively, the “Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (“Excise Tax”), then such Payment shall be either (x) the full amount of such Payment or (y) such lesser amount as would result in no portion of the Payment being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable taxes, results in your receipt, on an after-tax basis, of the greater amount. You shall be solely responsible for the payment of all personal tax liability that is incurred as a result of the payments and benefits received under this Agreement or other applicable agreements, and you will not be reimbursed by the Company for any such payment.

For purposes of this Agreement, “Cause” shall be defined as follows: (a) any act of fraud, embezzlement or other material dishonesty by you with respect to the Company or its parents or subsidiaries; (b) your willful failure to perform material duties and responsibilities described in this Agreement; (c) your commission of, or plea of nolo contendre to, any act that constitutes a felony under the laws of the Commonwealth of Massachusetts (or, if applicable, the laws of the state in which such act was committed); or (d) your material breach of your Employee Confidentiality and Developments Agreement, this letter or any other written agreement between you and the Company. Cause shall be determined by the Board of Directors acting in good faith and the Company or the Board shall promptly provide you with a summary of the primary basis for any such determination. In addition, with respect to reasons (b) and (d) above, if remediable, the Company agrees to (i) provide you with written notice describing the basis for the “cause” determination within 30 days of such “cause” determination, and (ii) provide you with 30 days to remedy the grounds for the “cause” determination (the “Employee Cure Period”). Cause shall not include any isolated, insubstantial or inadvertent action taken by the you with respect to reasons (b) and (d) above that is not taken in bad faith and which is subsequently cured by the you within the Employee Cure Period.

For Purposes of this letter, “Good Reason” shall exist if (A) the Company (i) materially reduces your then current duties and responsibilities to the Company without your written consent; provided, however, that a non-material diminution of your title shall not provide the basis for a voluntary termination with Good Reason, or (ii) decreases your then current base salary without your written consent, and (B) you provide written notice to the Company of such action within 30 days of such action and provide the Company with 30 days to remedy such action (the “Company Cure Period”), and the Company fails to remedy such action within the Employee Cure Period. Good Reason shall not include any isolated, insubstantial or inadvertent action taken by the Company that is not taken in bad faith and which is subsequently cured by the Company within 30 days of written notice to the Company.

Other Terms and Conditions:

•	Your employment will be subject to the Company’s personnel policies and procedures as they may be interpreted, adopted, revised or terminated from time to time in the Company’s sole discretion.

•	As a condition of continued employment, you will be required to execute an Employee Confidentiality and Developments Agreement in form attached as Exhibit A if you have not previously done so.

•	By signing this letter you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty to or duties for the Company. You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company. You agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use or you were an author or co-author of such documents and have no ongoing restriction against such use. You also agree to honor all obligations to former employers during your employment with the Company.

•	This offer and your employment are contingent upon your satisfying the eligibility requirements for employment in the United States of America.

•	Your employment with InfraReDx will be “at-will”, meaning that either you or the Company may terminate your employment relationship at any time, for any reason, with our without prior notice. The Company has found that an “at-will” relationship is in the best interests of both the Company and its employees.

•	Any notices between you and the Company will be satisfied if delivered in writing by you or the Company either to you (if by the Company) or to the Chairman of the Board of the Company (if by you).

If this letter correctly sets forth the terms under which you will be employed by the Company, please sign the enclosed (i) duplicate of this letter in the space provided below and (ii) an Employee Confidentiality and Developments Agreement provided by Andrew Jordan (if you have not previously executed such document) and return both documents to me on or before February 16, 2006.

By signing this letter, you acknowledge that the terms described in this letter, together with the Employee Confidentiality and Developments Agreement, set forth the entire understanding between us and supersedes any prior representations or agreements, whether written or oral; there are no terms, conditions, representations, warranties or covenants other than those contained herein. No term or provision of this letter may be amended waived, released, discharged or modified except in writing, signed by you and an authorized officer of the Company, except that the Company may, in its sole discretion, adjust salaries, incentive compensation, stock plans, benefits, job titles, locations, duties, responsibilities, and reporting relationships, subject to other terms and conditions stated herein.

It will be a great personal pleasure for me to work with you as we build a large and successful photonics company. I am certain that your experience and talents in many areas will move the Company closer to its goal of preventing the death and disability caused by coronary artery disease.

Sincerely,

/s/ Robert McNeil

Robert McNeil, Ph.D.
Chairman of the Board
InfraReDx, Inc.

Agreed,

/s/ James E. Muller James E. Muller, M.D.	1 Mar 07 Date